EXHIBIT 2.1

                    AGREEMENT FOR THE SALE AND PURCHASE OF

                          THE ENRAF-NONIUS COMPANIES

                                BY AND BETWEEN

                            HENLEY HEALTHCARE INC.
                                 ON BEHALF OF
                          HENLEY HEALTHCARE B.V. I.O.


                                      AND


                       DELFT INSTRUMENTS NEDERLAND B.V.

                     DELFT INSTRUMENTS INTERNATIONAL B.V.

                      BEHERMAATSCHAPPIJ ELEKTROPTIK B.V.

                         DELFT INSTRUMENTS FRANCE S.A.

                 B.V. INDUSTRIELE HOUDSTERMAATSCHAPPIJ ODELCA

                         ENRAF-NONIUS TECHNOLOGY B.V.

                        BEHEERMAATSCHAPPIJ OLDELFT B.V.

                      DIMEQ MEDIZINELEKTRONIK GMBH BERLIN

               N.V. VERENIGDE INSTRUMENTENFABRIEKEN ENRAF-NONIUS

                    AGREEMENT FOR THE SALE AND PURCHASE OF
                         THE ENRAF - NONIUS COMPANIES


This Agreement is made this ____ day of March 1998;

by and between

1. HENLEY HEALTHCARE Inc., having its registered office at Sugar Land, Texas, United States of America, herein duly represented by its President Mr. Mike Barbour this company acting for the benefits of the close corporation in the process of being formed according to the laws of the Netherlands, Henley Healthcare B.V. i.o., hereinafter referred to as "Purchaser";

and

2.    DELFT INSTRUMENTS NEDERLAND B.V.
      having its registered office at Mercuriusweg 1, (2624 BC) Delft, the Netherlands, herein represented by R.V. Kingma and J.P. Verhaar,

3.    DELFT INSTRUMENTS INTERNATIONAL B.V.
      having its registered office at Mercuriusweg 1, (2624 BC) Delft, the Netherlands, herein represented by R.V. Kingma and J.P. Verhaar,

4.    BEHEERMAATSCHAPPIJ ELEKTROPTIK B.V.
      having its registered office at Mercuriusweg 1, (2624 BC) Delft, the Netherlands, herein represented by J.P. Verhaar,

5.    DELFT INSTRUMENTS FRANCE S.A.
      having its registered office at 15, Rue Paul Langevin, ZAC Les Beaudottes, 93270 Sevran, France herein represented by E. van 't Hooft,

6. B.V. INDUSTRIELE HOUDSTERMAATSCHAPPIJ ODELCA having its registered office at Mercuriusweg 1, (2624 BC) Delft, the Netherlands, herein represented by J.P. Verhaar,

7.    ENRAF-NONIUS TECHNOLOGY B.V.
      having its registered office at Mercuriusweg 1, (2624 BC) Delft, the Netherlands, herein represented by R.V. Kingma,

8.    BEHEERMAATSCHAPPIJ OLDELFT B.V.
      having its registered office at Mercuriusweg 1, (2624 BC) Delft, the Netherlands, herein represented by J.P. Verhaar,

9.    DIMEQ MEDIZINELEKTRONIK GMBH BERLIN
      having its registered office at Obere Dammstrasse 8-10, 42653 Solingen, Germany, herein represented by J.P. Verhaar,

10. N.V. VERENIGDE INSTRUMENTENFABRIEKEN ENRAF-NONIUS having its registered office at Mercuriusweg 1, (2624 BC) Delft, the Netherlands, herein represented by J.P. Verhaar,

2 up to and including 9 hereinafter jointly and/or individually referred to as: the "Seller":

WHEREAS:

(A) The Seller is the legal and beneficial owner of the entire issued and outstanding-share capital (the "Shares") of:

      (i) ENRAF - NONIUS B.V. ("EN"), a private company with limited liability whose registered office is at Delft, the Netherlands, and whose share capital is divided into 19,183 ordinary shares, with a nominal value of NLG 1,000 each;

      (ii) ENRAF - NONIUS N.V., a company duly organized and existing under the law of Belgium, whose registered office is at Oudenaarde, Belgium, and whose share capital is divided into 52,500 ordinary shares, with a nominal value of BFR 1,000 each;

      (iii) ENRAF - NONIUS S.A., a company duly organized and existing under the law of France, whose registered office is at Sevran, France, and whose share capital is divided into 30,500 ordinary shares, with a nominal value of FF 100 each;

      (iv) ENRAF - NONIUS MEDIZINTECHNIK GMBH, a company duly organized and existing under the law of Germany, whose registered office is at Solingen, Germany, and whose capital is DM 750,000;

(B) Delft instruments International B.V. is directly or indirectly legal and beneficial owner of the following interests:

      (i) 11,975 shares in the entire issued and outstanding share capital of ENRAF -NONIUS IBERICA S.A., numbered B181 up to and including B360 and B 12,205 up to and including B 24,000 a company duly organized and existing under the laws of Spain, whose registered office is at Madrid, Spain, and whose share capital is divided into 24,000 ordinary shares, with a nominal value of ESP 1,000 each;

      (ii) 40,000 shares being 40 percent of the entire issued and outstanding share capital of ENRAF - NONIUS MEDICAL EQUIPMENT CO. LTD., a company duly organized and existing under the law of Thailand, whose registered office is at Bangkok, Thailand, and whose share capital is divided into 100,000 ordinary shares, with a nominal value of BAHT 100 each;

      (iii) 600 shares being 25 percent of the entire issued and outstanding share capital of STAS DOYER HYDROTHERAPIE S.A., a company duly organized and existing under the laws of France, whose registered office is at Muret, France, and whose share capital is divided into 2,400 ordinary shares, with a nominal value of FF 225 each;

      the companies referred to under (i) through (iii) above hereinafter collectively referred to as; the "Subsidiaries".

(C) The Seller and the Purchaser have agreed to comply with the provisions of the Merger Code ("SER FUSLEGEDRAGSREGELS 1975", as amended), the Competitive Act ("MEDEDINGINGSWER"), US and Dutch Stock Exchange Regulations and the Works Council Act ("WET OP DE ONDERNEMINGRADEN").

(D) The Seller wishes to sell and to transfer, in reliance upon, INTER ALIA, the representations, warranties and undertakings in this Agreement and the Purchaser wishes to purchase the Shares on the terms and conditions set out in this Agreement.

(E) The Purchaser was given access to a dataroom organized by the Seller between 16 February 1998 and 5 March 1998 and has reviewed to its satisfaction the documents provided in such dataroom a list of which is attached as SCHEDULE 2.

IT IS HEREBY AGREED AS FOLLOWS:

ARTICLE 1
DEFINITIONS

Capitalized terms used in this Agreement shall have the meanings ascribed to them in SCHEDULE 1 attached hereto, except as to the content may otherwise require. Words importing the singular shall include the plural and vice versa.

ARTICLE 2
SALE, PURCHASE, PURCHASE PRICE

2.1 Subject to the terms of this Agreement, the Seller hereby sells the Shares to the Purchaser and the Purchaser hereby purchases with economic effect as per 1 January 1998 (the "Effective

      Date"), the Shares from the Seller free from any and all liens, charges, claims, third party rights and encumbrances and together with all rights attaching to them.

2.2 The total Purchase Price to be paid by the Purchaser to the Seller for the Shares is NLG 10,900,000 (in words: ten million nine hundred thousand Dutch Guilders) (the "Purchase Price"), excluding V.A.T.

2.3 In addition to the Purchase Price the Purchaser shall pay to the Seller during a period of seven years as of the Effective Date (the "Period") as additional goodwill an annual amount which is based on the sales volume of the Products bearing the name "Enraf-Nonius" sold by the Purchaser or its subsidiaries during those years. During this Period the Purchaser will annually be due to the Seller an amount in Dutch Guilders equal to 1.5% (one and a half percent) of the net Sales Volume, always with a minimum of NLG 1,000,000, - (in words: one million Dutch Guilders) per year. Of this annual amount a first instalment of NLG 500,000, - will be paid on July 1st of each applicable year whereby the second instalments of at least NLG 500,000.- will be paid ultimately on January 1st of each following year.

2.4 The Purchase Price shall further be increased with an amount equal to the amount needed to adjust the net equity of ENRAF-NONIUS N.V., and ENRAF-NONIUS Medizintechnik GmbH and ENRAF-NONIUS Medical Equipment (Co. Ltd.) as will be required in accordance with Article 3.8.

ARTICLE 3
SIGNING OF THIS AGREEMENT, CONDITIONS PRECEDENT AND COVENANTS TO COMPLETION

3.1 This Agreement has been signed in Rotterdam, on the date first above written (the "SIGNING DATE").

3.2 Completion shall take place as soon as possible on the Completion Date and is conditional on the following conditions being satisfied or waived by the Purchaser on or before the Completion Date:

      3.2.1 the board of the Purchaser having approved the transactions contemplated by this Agreement.

      3.2.2 the Purchaser having received the resignations in writing, effective as of the Completion Date, of Mr. R.V. Kingma, Mr. J.P. Verhaar and Mr. E. van 't Hooft as supervisory director of the Companies and board members of the Subsidiaries, whereby each respective supervisory director and board member shall grant a full and final discharge to the respective Company and Subsidiary in respect of their directorship and the Companies and Subsidiaries having fully and finally discharged all said board members;

      3.2.3 the relevant Works Council(s) of the Seller having positively advised with respect to the transactions contemplated by the Agreement or, if negatively advised, not having filed for appeal (and having waived or forfeited through lapse of time its right to so appeal) or, if having filed an appeal, this appeal having been dismissed, with respect to the decision of the Seller to proceed with the transactions contemplated by the Agreement, as the case may be.

      3.2.4 The Seller and the Purchaser having complied with the provisions of the Merger Code ("SER FUSLEGEDRAGSREGELS 1975"), as amended), the Competition Act ("MEDEDINGINGSWET"), US and Dutch Stock Exchange Regulations.

      3.2.5 The incorporation of Purchaser as limited liability company (besloten vennootschap met beparkte aansprakelijkheld);

      3.2.6 EN having acquired the unencumbered legal and beneficial title to the shares in the Subsidiaries as referred to in this Agreement under "WHEREAS" sub B.

      3.2.7 The Seller having designated the company mentioned in Article 11.1.

      3.2.8 Delft Instruments Intellectual Property B.V. having sold and transferred to EN the patents and trademarks, specified in SCHEDULE
            15. The consideration for this transfer is included in the Purchase Price.

      3.2.9 The Purchaser having received within two weeks after the Signing Date, all written consents and/or no objections of third parties the Purchaser deems necessary.

      3.2.10The transfer referred to in Article 11.5 having been executed.

      3.2.11The further due diligence investigations which the Purchaser will be allowed to conduct between the Signing Date and the Completion Date, having been concluded, but only with respect to:

            a)    the files on the joint venture in Thailand;
            b)    the "cluster subside" information;
            c) the other provisions in the balance sheets of ENRAF-NONIUS BV and ENRAF-NONIUS Medizintechnik GmbH;
            d) the review of the inventory and Account Receivables subledgers of ENRAF-NONIUS IBERICA S.A. to the satisfaction of the Purchaser.

      3.3 Completion is further conditional on the following conditions being satisfied or waived by the Seller on or before the Completion Date:

            3.3.1 the board of supervisory directors of Delft Instruments N.V.
                  ("DI") having approved the transactions contemplated by this Agreement.

      3.4 Each of the Parties hereto agrees to make all reasonable efforts to ensure that each of the conditions in Article 3.2 and 3.3 is satisfied as soon as possible before the Completion Date. If at any time either Party becomes aware of anything that may prevent any condition being satisfied, it shall immediately inform the other Party and they shall cooperate to ensure the condition is satisfied so far as it is capable of satisfaction.

      3.5   In the event that one or more of the conditions precedent set out in
            Article 3.2 and 3.3 can not be fulfilled or waived, in all material respects, the Purchaser and Seller shall in mutual consultation decide whether to rescind this Agreement or modify its terms. Rescission on the basis of non fulfilment or non-waiver of the above mentioned conditions precedent shall be without any liability whatsoever to the Purchaser respective the Seller.

      3.6 The Seller shall procure, from the Signing Date until the Completion Date, that none of the Companies or the Subsidiaries shall, without prior written approval of the Purchaser before any action is taken:

            3.6.1 incur any expenditure exceeding NLG 100,000 (in words: one hundred thousand Dutch Guilders) equivalent with the exception only of (a) normal operating expenses including but not limited to payments (consistent with past practice) of wages, social security charges, offices leases or insurance claims, insurance premiums taxes, and (b) capital expenditures, provided these are within existing budgets for the current financial year; or

            3.6.2 dispose of or grant an option to purchase or right of pre-emption in respect of any part of their respective assets (including, without limitation, in respect of the shares in any of its Subsidiaries) that are material to the business of the Companies except in the ordinary course of business; or

            3.6.3 borrow any money (other than routine amounts as provided for in the budget), or make any payments other than payments mentioned in this Agreement, out of or though drawings on their respective bank accounts (except routine payments, consistent with past practice in the ordinary course of business); or

            3.6.4 thousand Dutch Guilders) equivalent in the aggregate.

      3.7 The Seller shall procure that, from the Signing Date until the Completion Date, the Companies and their Subsidiaries will run their respective businesses in the ordinary course, as their respective businesses are being run at the Signing Date.

      3.8 The Seller undertakes that, as from the Effective Date there shall not be any distribution of dividend by the Companies or their Subsidiaries. The Seller furthermore shall prior to the Completion Date adjust the net equity of ENRAF-NONIUS N.V. and ENRAF-NONIUS Medizintechnik GmbH and ENRAF-NONIUS Medical Equipment (Co. Ltd.) insofar as it will be required to bring the net equity above the statutory limits on the basis of the applicable legislation in their respective countries where they are seated.

            ARTICLE 4
            COMPLETION, PAYMENT

      4.1 Completion will take place at the Rotterdam offices of Loeff Claeys Verbeke on the Completion Date.

      4.2 The transfer of the Shares shall be effected by means of a notarial deed, in accordance with the form attached hereto as SCHEDULE A to be executed by Mr. D.F.M.M. Zaman, civil law notary in Rotterdam. Mr. Zaman is a civil law notary of Loeff Claeys Verbeke, the firm of the external legal advisors of the Purchaser. The Seller hereby acknowledges that it is aware of the provisions of Articles 9 and 10 of the "Guidelines concerning associations between civil law notaries ("NOTARISSEN") and barristers/solicitors ("ADVOCATEN")" as established by the Board of the Royal Fraternity of Civil Law Notaries ("KENINDIJKE NOTARIEIS BROEDERSCHAP"). The Seller hereby explicitly agrees that Loeff Claeys Verbeke shall advise and act on behalf of the Purchaser with respect to this Agreement, any agreements resulting from this Agreement and/or any disputes resulting therefrom.

      4.3 The Purchaser agrees to pay to the Seller at the Completion Date NLG 1,900,000 (in words: one million nine hundred thousand Dutch Guilders) in cash (the "CASH AMOUNT") which amount shall be transferred by the Purchaser on the Completion Date prior to 10.00 a.m. Dutch Time, by wire transfer in immediately available funds, to the Loeff Claeys Verbeke third party account, bank account number
            25.44.25.674 in the name of "Stichting Beheer Derden-geiden LCV" at MeesPierson Bank in Rotterdam.

      4.4 The balance of the Purchase Price, being NLG 9,000,000 (in words: nine million Dutch Guilders), will be paid by the Purchaser to the Seller, subject to and in accordance with the Subordinated Loan Agreement attached hereto as SCHEDULE 4.

      4.5 In addition to the Purchase Price the Purchaser shall assume and take over by way of assignment as of the Completion Date from the affiliates of DI, including the Seller, all intercompany claims on and debit to the Companies and their Subsidiaries (the "INTERCOMPANY PAYABLES") which may exist on the Completion Date and Purchaser and the affiliates of DI, including Seller, shall settle the balance of the Intercompany Payables (the "BALANCE"), as known on the Completion Date, as summarized in SCHEDULE 5 and, in as far as the Intercompany Payables (the "BALANCE") can not exactly be calculated on the Completion Date, ultimately within 30 days as of the Completion Date. Any amount due in this respect to the affiliates of DI, including the Seller shall be paid by Purchaser to Delft Instruments Nederland B.V. and any amount due by DI and/or the Seller to Purchaser shall be paid by Delft Instruments Nederland B.V. to Purchaser within 10 days as of the day of the said calculation.

      4.6 The Purchaser shall pay on and as of the Completion Date the banks (the "BANKS") all outstanding debts (the "DEBTS") of the Companies, which Debts were in total the amount as summarized in and on the day first mentioned in SCHEDULE 7.

      4.7 In addition to the Purchase Price the Purchaser shall take over on the Completion Date by way of assigning the rights and obligations of DI and its affiliates as specified in SCHEDULE 8 resulting from the (bank) guarantees ("GUARANTEES") as specified in SCHEDULE 8.

            ARTICLE 5
            ACTIONS AT COMPLETION

      5.1 At Completion, once the Cash Amount shall have been received in the bank account indicated in Article 4.3, the following actions shall take place, which actions shall be deemed to take place simultaneously, and each such action being conditional upon all such actions being effected:

            5.1.1 The Seller shall deliver to the Purchaser the Certificate as attached hereto as SCHEDULE 9;

            5.1.2 The Purchaser shall have received from counsel to the Seller legal opinions but only relating to ENRAF-NONIUS Iberica S.A., STAS DOYER Hydrotherapie S.A. and ENRAF-NONIUS Medical Equipment Co. Ltd., satisfactory to the Purchaser in form and substance as set forth in SCHEDULE 10 attached hereto, addressed to the Purchaser, and dated as of the Completion Date;

            5.1.3 The Seller shall transfer the Shares to the Purchaser;

            5.1.4 Delft Instruments Nederland B.V., the Purchaser and Henley
                  Health Care, Inc. will sign and enter into the Subordinated Loan Agreement attached hereto as Schedule 4;

            5.1.5 The Purchaser shall irrevocably instruct the Notary in writing to arrange for the payment of the Cash Amount received from the Purchaser pursuant to Article 4.3 to the Seller in a bank account to be designated by the Seller, receipt of the Cash Amount in such bank account, for value on the Completion Date and the signing of the Subordinated Loan Agreement pursuant to
                  Article 5.1.4 shall constitute final discharge of payment of the Purchase Price.

            5.1.6 The Seller shall hand over to the Purchaser a copy of the shareholders' register(s) of the Company(/ies) in which the transfer of Shares will have been registered; as well as a copy of the shareholders registers or their local equivalents of the Subsidiaries on which the transfer of the shares in these Subsidiaries to EN will have been registered together with a copy of the purchase and/or transfer documentation relating to the Purchase and transfer of these shares.

            5.1.7 The Seller will present the Purchaser with the written resignations pursuant to Article 3.2.2 and in the form of
                  SCHEDULE 11.

            5.1.8 The deposits and outstanding monthly tenancy payments as defined in the Tenancy and Service Agreement will be settled between the Parties mentioned in these agreements.

            5.1.9 Rontgenweg Beheer B.V. and EN and Mercuriusweg B.V. and EN
                  shall sign and enter into the Tenancy and Service Agreement, attached hereto as SCHEDULE 12.

            5.1.10The DI affiliates and the Companies as referred to in SCHEDULE
                  14 shall sign and enter into the Tenancy and Service Agreements attached hereto as SCHEDULE 14.

            5.1.11DI shall revoke the 2:403-declaration which has been deposited for EN as of the Completion Date. The Purchaser shall indemnify and hold DI harmless for any claims on DI that may arise on the basis of article 2:403 Dutch Civil Code after the Completion Date as a result of events which occurred in the Companies after the Completion Date but before the date that the revocation of the 2:403 declaration will have effect towards third parties.

            5.1.12The Parties will assign the Intercompany Payables and the
                  Balance will be settled in accordance with Article 4.5.

            5.1.13

            5.1.14DI and the affiliates as referred to in Article 4.7 will assign the Guarantees to the Purchaser.

            5.1.15The Banks and DI and the remaining affiliates of DI will release the Companies and their Subsidiaries from any (joint and several) liability under any and all arrangements with the Banks.

            5.1.16The Transfer will be executed against payment by the designated company mentioned in Article 11.1 to EN of NLG 4,500,000 (in words: four million five hundred Dutch Guilders) on a bank account to be designated by EN.

            If for any reason the provisions of this Article 5.1 are not fully complied with, the Parties shall in mutual consultation decide whether to rescind this Agreement, or modify its terms, without any liability whatsoever to any Party.

      5.2 A Party will at the reasonable request of an other Party execute all documents and do all other acts and things as may reasonably be deemed necessary to give full effect to this Agreement and to the transfer the Shares.

            ARTICLE 6
            REPRESENTATIONS AND WARRANTIES

      6.1 The Seller represents and warrants to the Purchaser that on the Signing Date and the Completion Date each and every statement set out in SCHEDULE 16 under the heading "Warranties" (the "WARRANTIES SCHEDULE") is true, complete, accurate and not misleading in all respects, except to the extent that the Seller has informed Purchaser or its advisors to the contrary in the due diligence conducted. All the disclosed information is attached as SCHEDULE 12.

            Each of the Warranties set out in the several paragraphs of the Warranties Schedule is separate and independent and is not limited by reference to any other paragraphs of the Warranties Schedule which is not expressly referenced to the Warranty concerned.

      6.2 All information relating to the Companies and the Subsidiaries or to their respective assets or affairs which would be material to a purchaser for value of the Shares, undertakings or assets of the Companies and/or the Subsidiaries or which would have influenced the amount paid for the Shares and the provisions, conditions and

            Warranties set out in this Agreement is contained in this Agreement or in the schedules hereto and is true, accurate and fairly presented. All financial information has been prepared in accordance with the Delft Instruments accounting principles which are entirely in accordance with the generally accepted accounting principles in the Netherlands.

      6.3 acknowledges that the warranties are material and the accuracy of the Warranties in all respects is essential for the Purchaser's decision to enter into this Agreement.

      6.4 The Warranties are only qualified by matters fully, fairly and specifically disclosed in this Agreement and/or schedules to this Agreement.

            ARTICLE 7
            BREACH OF WARRANTIES, NON-FULFILMENT

      7.1 In the event of breach of any of the Warranties by the Seller ("BREACH") or non-fulfilment by the Seller of any other obligation contemplated by this Agreement ("NON-FULFILMENT"), the Seller shall indemnify the Purchaser and hold the Purchaser harmless from and against any and all damages and/or liabilities, without prejudice to any other remedies available to the Purchaser under Netherlands law.

      7.2 The liability of the Seller for damages in connection with a Breach and/or any Non-fulfilment shall be fixed at the amount required to put the Purchaser - or, at the Purchaser's sole option, any of the Companies or the Subsidiaries - in the position in which they (it) would have been if the relevant Breach and/or the relevant Non-fulfilment had not occurred in as far as such is practicable and can reasonably be expected.

            For the avoidance of doubt, it is hereby expressly agreed that the liability of the Seller shall include liability for all costs incurred by the Purchaser relating to the prevention or limitation of any loss or damage resulting from or arising as a result of any Breach and/or Non-fulfilment and in particular but without limitation shall include all legal and other similar costs incurred in instructing and using professional advisors.

      7.3 The indemnification paid by the Seller to the Purchaser shall be deducted with:

            7.3.1 the amount of any indemnification or other recovery, including without limitation insurance proceeds, payable to the Purchaser or Companies or the Subsidiaries from any other third party with respect to the indemnification and/or

            7.3.2 an amount equal to any tax benefit (including any tax reduction) attributable to indemnification which will be available to the Companies and/or their Subsidiaries for any taxable period.

            In the event that the amount of any deduction which shall be applied pursuant to this Article 7.3 is determined after payment by the Seller of the amount otherwise required pursuant to Article 7, the Purchaser shall repay the balance between the two amounts to the Seller promptly after such determination.

      7.4 The liability of the Seller in respect of the Warranties shall continue indefinitely in respect of those Warranties set out in sections 4.1 through 4.3 and 5.1 through 5.5 of the Warranties Schedule (concerning the Companies, the Shares and the Subsidiaries) but shall otherwise terminate:

            7.4.1 on the sixth anniversary of the Completion Date or such other later date being six months after the expiry of the periods allowed by law for the assessment of the liability of the Companies to tax claims (including additional assessments, levies and/or penalties) in respect of those Warranties set out in sections 8.1 through 8.5 of the Warranties Schedule (concerning Taxes);

            7.4.2 on the day one year and two months after the Completion Date in respect of all other Warranties set out in the Warranties Schedule;

            except in respect of any claim made by the Purchaser of which notice in writing is given to the Seller before the relevant date;

      7.5 The liability of the Seller in respect of the Warranties:

            7.5.1 shall not arise unless the amount of all claims (excluding costs of legal assistance) made in respect of the Warranties and indemnities exceeds NLG 100,000-- (in words one hundred thousand Dutch Guilders). In the event that the said amount is exceeded the Seller shall be liable for the full amount of all such damages, costs and expenses;

            7.5.2 shall, with the exception of liability for Tax claims from the tax authorities arising with respect to the period before the Effective Date for which claims the Seller will be fully liable, not exceed the maximum amount of NLG 5,450,000 (in words: five million four hundred fifty thousand Dutch Guilders);

            7.5.3 shall not arise if Purchaser does not give a written notice to the Seller of the claim within 45 days after the Purchaser having become aware of the fact underlying the claim.

      7.6 Notwithstanding anything to the contrary herein, to the extent that any Breach or Non-fulfilment contained herein is capable of remedy, the Purchaser shall then prior to making a claim for indemnification afford the Seller a reasonable opportunity to remedy the Breach within one month after the notification of the Breach by the Purchaser to the Seller. In the event of any Breach giving rise to an indemnity obligation of the Seller, the Purchaser shall take or shall agree to take or to cooperate with the Seller. If so requested by the Seller, all reasonable measures to mitigate the consequences of the related Breach.

            ARTICLE 8
            FURTHER INDEMNIFICATION

      8.1 The Seller shall indemnify the Purchaser and the Companies and shall hold the Purchaser and the Companies harmless against:

            8.1.1 any and all liabilities, claims and costs incurred by the
                  Companies in connection with any guarantees, sureties, warranties and/or statements of (several) liability issued by the Companies on behalf or in favor of third parties and any legal ("WETTELIJKE") or contractual liability for obligations (including tax obligations) of third parties, to the extent that no sufficient provision has been included in the Annual Accounts.

            8.1.2 rights of recourse of third parties against the Companies, to the extent that no sufficient provision has been included in the Annual Accounts.

            8.1.3 any and all liabilities, claims and costs incurred by the
                  Companies in connection with the transfer pursuant to Article 11.1.

            Article 7.4 and article 7.5 will mutatis mutandis apply to this
            Article 8.1

      8.2 The Seller shall indemnify the Purchaser, the Companies and the Subsidiaries and shall hold the Purchaser, the Companies and the Subsidiaries harmless against any and all liabilities, claims and costs incurred or to incur by EN in connection with the Gymna claim.

            The Seller shall litigate the matter in the name of EN but entirely for Seller's account and for Seller's risk and EN shall cooperate with Seller in as far as may be necessary and in as far as can be reasonably expected from EN.

            ARTICLE 9
            NON-COMPETITION

      9.1 The Seller covenants and agrees with the Purchaser, the Companies and the Subsidiaries that, for a period of 5 (five) years after the Completion Date, they shall not directly or indirectly

            9.1.1 engage in and/or be concerned with activities which are similar to or competitive with the activities or the products of the Companies and/or the Subsidiaries as of the Completion Date;

            9.1.2 engage, employ, solicit or contact with a view to hiring or engaging Employees of the Companies and/or the Subsidiaries for a period of one year after Completion. (For the purpose of this clause, Employees shall mean persons employed by the Companies.)

            ARTICLE 10
            SECRECY

            The Seller covenants and agrees that it shall not (and shall procure that its respective officers and members of their respective boards of managing directors and supervisory directors shall not), at any time divulge, furnish or make accessible to anyone:

            10.1 any confidential or secret knowledge or information with respect to any aspect of the business of the Companies and/or the Subsidiaries; or

            10.2 any customer or suppliers list or other information relating to the customers or suppliers of the Companies and/or the Subsidiaries or persons who have dealings with any of the Companies and/or the Subsidiaries whether or not confidential.

            The Purchaser covenants and agrees that it shall not (and shall procure that its respective officers and members of their respective boards of managing directors and supervisory directors shall not), at any time divulge, furnish or make accessible to anyone any confidential or secret knowledge or information with respect to any aspect of the business of Delft Instruments N.V. and its affiliates other than the Companies and/or the Subsidiaries.

            ARTICLE 11
            OTHER COVENANTS AND ARRANGEMENTS

      11.1 On Completion Date after the transfer of the Shares, EN will sell and transfer the assets and it will transfer the persons described in SCHEDULE 17 (the "Transfer") to a company to be designated by the Seller prior to the Completion Date, for a total consideration of NLG 4,500,000 (in words: four million five hundred thousand Dutch Guilders) to be paid by the designated company to EN. The company to be designated will either be affiliated to Seller or a company approved by EN. The Seller guarantees and procures that the designated company will pay the total consideration of NLG 4,500,000 (in words: four million five hundred thousand Dutch Guilders). The designated company and the Seller shall indemnify EN, and shall hold EN harmless against any and all liabilities, claims and costs incurred by EN in connection with the Transfer. As of the day after the Completion Date EN and the designated company will enter into an Original Equipment Manufacturer Agreement on the terms set out in
            Schedule 17.

      11.2 The Companies will be insured under the current insurance policies until the Completion Date.

      11.3 Purchaser and the Companies shall have the sole right to use for all their activities, services and products, for an indefinite period of time after Completion Date without any compensation being due for this use, the tradename "Enraf-Nonius". It is expressly understood that Purchaser and the Companies shall refrain from the single use of the tradenames "ENRAF" or "Enraf" and/or "NONIUS" or "Nonius". It is explicitly acknowledged that N.V. Veranigde Instrumenten Fabrieken Enraf Nonius may continue to use its current tradename for its current activities.

      11.4 The Seller procures and guarantees to transfer, before the Completion Date, the Rontgenwegcomplex and MDC, as both described in
            SCHEDULE 18 to an affiliate of DI, not being a Company or Subsidiary.

      11.5 The Seller, with the exception of Delft Instruments France S.A., will sign this Agreement on behalf of Delft Instruments France S.A., since last mentioned company could not be legally and binding represented on the Signing Date. The Seller procures and guarantees that Delft Instruments France S.A. will countersign this Agreement within fourteen days after the Signing Date, by failure of which the Purchaser may rescind this Agreement, without any liability whatsoever to any Party. By signing this Agreement Delft Instruments France S.A., within fourteen days after the Signing Date, will enter into this Agreement as of the Signing Date.

      11.6 Henley Healthcare Inc. represents and warrants to the Seller that as at the Signing Date and the Completion Date:

            - It is duly incorporated and validly existing under the laws of the jurisdiction where it is having its registered seat;
            - It has the corporate power to execute and deliver the Agreement and to perform its obligations thereunder.

      11.7 The Seller and the Purchaser guarantee and procure that the parties mentioned in SCHEDULE 17A will enter to a transition agreement of which the main terms are set out in Schedule 17a.

            ARTICLE 12
            MISCELLANEOUS

      12.1 This Agreement represents the entire understanding and agreement between the Parties with respect to the purchase and sale and supersedes all previous agreements, both in writing and oral, including correspondence.

      12.2  PURCHASER:
            Name        :     Henley Healthcare Inc.
            Address     :     120 Industrial Boulevard
                              Sugar Land Texas
                              TX77478-3128
                              United States
            Fax         :     1-281 276 7038 or 7176

      12.3  SELLER:
            Name        :     Delft Instruments Nederland B.V.
            Address     :     Mercuriusweg 1
                              2624 BC DELFT
            Fax         :     31 15 260 1282

      12.4 Each Party will bear its own costs and expenses in relation to the entry into, execution and performance of this Agreement, including all negotiations, preparations and investigation.

      12.5 No Party shall make or permit any person connected with him to make announcement concerning this sale and purchase or any matter in connection with this Agreement before on or after the Completion Date (i) except as required by law, stock-exchange or other rules but not before the Party has given prior written notice to the other Parties, or (ii) with the written approval of the other Parties.

      12.6 This Agreement may not be amended, supplemented or changed, nor may any provision hereof be waived, except by a written instrument making specific reference to this Agreement signed by each of the Parties.

      12.7 If any provision of this Agreement shall be held by any court of competent jurisdiction to be illegal, void or unenforceable, such provision shall be of no force and effect, but the illegality or unenforceability of such provision shall have no effect upon and shall not impair the enforceability of any other provision of this Agreement.

      12.8 The representations, warranties and other covenants and undertakings made by the Parties in this Agreement shall be deemed to be continuing and shall survive Completion.

      12.9 No Party shall be entitled to assign or transfer its rights and obligations hereunder to any third party save with the prior written consent of the other Party which will not be unreasonably withheld. This Agreement shall be binding upon the Parties, their successors in title and permitted assignees.

      12.10 This Agreement shall be binding an enforceable between Parties as of the moment that each of the Parties has signed this Agreement.

      12.11 The deed of transfer of the Shares will provide that the Parties thereto waive the right to demand rescission ("ontbinding") thereof. The Parties hereto, except for the Purchaser with regard to Article 11.5, also waive the right to demand rescission ("ontbinding") of this Agreement.

      12.12 This Agreement shall be governed by and construed in accordance with the laws of the Netherlands.

      12.13 All disputes between the parties hereto arising under or in connection with this Agreement or further agreements resulting from this Agreement including all disputed claims for breach by either party or any representation, warranty, undertaking or covenant on its part under this Agreement, shall be resolved by arbitration in accordance with the rules of the Netherlands Arbitration Institute in Rotterdam, provided always that the parties have the right to settle any such dispute in summary proceedings and the right to obtain seizure. The arbitrators shall decide according to the rules of the law. The arbitral proceedings shall be conducted in the English language. The place of arbitration shall be Rotterdam.

IN WITNESS WHEREOF this Agreement has been executed by the parties hereto in cate on the date set out on page one.


Henley Healthcare Inc.
on behalf of

/s/ Michael M. Barbour                      /s/ R. Veenenga Kingma
Henley Healthcare, B.V. i.o.                Delft Instruments Nederland B.V.
By: Michael M. Barbour                      By: R. Veenenga Kingma
Its: President                              Its:


/s/ R. Veenenga Kingma                      /s/ R. Veenenga Kingma
Delft Instruments N.V.                      Delft Instruments International B.V.
By:  R. Veenenga Kingma                     By:  R. Veenenga Kingma
Its:                                        Its:


/s/ J. P. Verhaar
Beheermaatschappij Elektroptik B.V.         Delft Instruments France S.A.
By: J. P. Verhaar                           By:
Its:                                        Its:



/s/ J. P. Verhaar                           /s/ R. Veenenga Kingma
B.V. Industriele Houdstermaatschappij       Enraf-Nonius Technology B.V.
Odelca                                      By:  R. Veenenga Kingma
By:  J. P. Verhaar                          Its:
Its:



/s/ J. P. Verhaar                           /s/ J. P. Verhaar
Beheermaatschappij Oldelft  B.V.            Dimeq Medizinelektronik GmbH Berlin
By:  J. P. Verhaar                          By:  J. P. Verhaar
Its:                                        Its:

/s/ J. P. Verhaar
N.V. Verenigde Instrumentenfabrieken
Enraf-Nonius
By:  J. P. Verhaar
Its: